Filed by Option Care Health, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Amedisys, Inc.

Commission File No.: 000-24260

Explanatory Note: The following is a transcript of an employee townhall held by Option Care Health, Inc. on May 4, 2023.

Welcome to you all! I cannot be more excited to welcome you to our virtual town hall today I expect by now everyone has heard of the news announced yesterday after the market closed around the sign of a definitive agreement for us to acquire Amedisys and create a leading platform to be able to deliver care in the home or one of the alternate sites that we operate. Personally, I could not be more excited about what this does for us in the organization, what this does for us with our partners, and what this will ultimately mean for patients and their families across the country. Our mission all along has been about transforming healthcare and today I can tell you we are going to be in a better position to do just that.

Talking about the transaction on the next slide, we have outlined clearly that the opportunity to combine these organizations will create a leading independent provider of care in the home and alternate site. This brings a lot of benefits to all of our key stakeholders that we've outlined around our payers, our providers, biopharma, our patients and you, our team members and employees. This is going to be a critical success factor as we move forward as we think about the role, we will play to reduce the total cost of care and offer high quality services more broadly than just the infusion of that.

The structure of the deal is one that we are doing it all stock, and why that is important for all of us as employees but as we're thinking forward is, it creates a tremendous amount of flexibility as we're thinking about the business moving forward to continue to invest into our people, our process, our technology, our facilities and more importantly, to make certain that we are able to have flexibility to look for additional ways that we can play an important and growing important role in the home.

I will be the chief executive officer of the combined organizations moving forward. Mike Shapiro will be our CFO on that and then we will go through a process as we move forward of making certain that we create a combined leadership team that comprises of the best talent across both organizations, much as we did when we went through the Bioscrip merger, our focus will be to make certain that we have the right team in place, that we've got the right structure and design, that we as an organization can be really focused around putting the patient as the guide and the north star that guides us, and more importantly that we have all of the pieces in place to continue to deliver extraordinary care.

As of now we've announced that we have announced there is a definitive agreement but there is a lot of things that have to happen between now and close. We certainly have to get our shareholders and the Amedisys shareholders to approve the transaction in customary closing conditions. We have to make certain that we get regulatory approvals where applicable, and we expect that in the second half of 2023 is when a transaction could close. So, there's a little bit of distance between sign and close and we know that, and we've been through that before with the Bioscrip merger, but we will be actively looking for opportunities to communicate clearly as things move forward.

When you think about the scale of both organizations and the complementary aspects that both organizations have, we will serve over 720,000 patients on an annual basis. When you look at the number of team members that will exist within the organization, it will be over 27,000 team members and over 16,500 clinicians. We will expand substantially our footprint and the number of service locations that we will operate, and it allows us to diversify our portfolio of the way that we're working with the different payers, whether it's private commercial payers, whether it's Medicare Advantage within the commercial ranks, or whether it's direct government. This will be a unique platform no others in the industry will have anything like this and it will allow us to continue to evolve to innovate and to grow and to serve more and that's been our goal. I can tell you from the time I've spent with the Amedisys team that has been their goal all along. How do we serve more, how do we grow more, and how do we make certain that we make a positive impact on the lives of more patients and their families.

As we look at the strategic rationale why we came to this conclusion, you look at the capability sets that we have across the entire continuum of care and how this expands our access to high quality care providers. We can be thinking more collaboratively around that coordination of care, the impact that it has on streamlining the interactions with patients, making that journey more simplified and more comprehensive. When you think about all the resources that we have from our clinical team across all of our healthcare professionals and the scale that provides us in meeting market demand and thinking differently around the care models and being better coordinated where we do have the needs for infusion services and home health services and higher acuity services that wrap around that patient. All of you know the important role that we play with many of our chronic patients who have struggled with comorbidities and very complex care needs. Our ability to wrap around that patient in a greater way and be thoughtful around how we can help them on a longitudinal basis to live their best lives is a big part of the value proposition as we move forward.

The amount of insights that we'll be able to gain with the data aggregation and focus around making certain that we are providing insights that drive better outcomes and reduces the total cost of care is at the core of the value that we will drive. We as an organization specifically has such a great track record of delivering high quality care and high patient satisfaction scores; and to be able to marry that up with an organization that believes the same things we do in quality and care and satisfaction for their patients will be a powerful move for us as we're thinking about the combination.

As I said in my opening comments, our mission has always been to transform healthcare to make certain that we’re focused around innovative products and solutions, that we’re in a position to really make certain that we’re focused around better clinical outcomes and reducing the cost of care for patients and their families and that we deliver hope and dignity. That still holds true, and I think it's even more emphasized with the combination as we move forward.

As a home health infusion provider, when you look at the marketplace, I think you've heard this before many of the best views that we have is the market for home infusion is anywhere between $17 to $18 billion of addressable market. When we think about our organization coming together with the Amedisys and we think across that care continuum from preventative and maintenance through acute and post-acute and end of life, it's over $100 billion of total addressable market where we can participate as a combined organization to continue to drive growth, to serve more, to be in a position to capitalize on the incredible resources that we have, and the experience and knowledge of our clinical teams, but really being able to focus on capturing that market demand knowing that we have an aging population. We know that as we're looking forward that there are different therapeutic pathways for programs and for a disease state like Alzheimer's and others that will allow us to capture even more of that adjustable market and be better positioned to be a partner of choice.

Next slide please. When you think about the significant benefits that we have to our key stakeholders, our ability to deepen our relationship with payers and provide them more comprehensive solutions as they're redeveloping and thinking about value-based care and thinking about different capitated models, being a partner that can provide high quality care at an appropriate cost in a setting in which patients want to receive that care, will be front and center part of the messaging that we will have. The ability for us to expand those relationships to be a partner, to think of new programs that meet their unmet needs will be front and center where our market access team will be working on, and ultimately as we come together, we'll be able to design and grow those new programs.

We've heard loud and clear from many of our partners in the health systems that when we're calling on folks at the discharge planning level or the case managers or hospitalists who are looking for opportunities to transition patients safely and effectively out of the hospital into a lower cost setting, our ability to work closely with them and to have a comprehensive way in which they can bring patients that need any of the spectrum of products that we have when we come together available and be a better partner that single point of contact for them is highly sought after from the health system standpoint. That allows the data set that we have and the insights that we can drive to help improve that process, help look for ways to have better coordinate care and utilize resources across the continuum to make a simpler and more unified approach for the patients. When we think of Biopharma and the relationships that we have out there, the additional things that we can do around chronic condition management, all of the data / deeper insights that we'll be able to collect and analyze, having this broader platform of over 674 locations across the country in support of their needs will be something that will be extremely powerful and something that will be well received.

Looking across the organization and the unparalleled clinical team that we will have, it's just amazing and I couldn't be more excited with what we can do as an organization to meet the needs of our patients and meet the needs of an evolving healthcare ecosystem. Over 16,500 clinicians will be part of the broader team and that will be grown. A broader team of over 26,000 professionals that are dedicated to making certain that care in the home or alternate site is the best it can possibly be. Building on the momentum that we have as an employer of choice and thinking how we can utilize this around career road-mapping and training and development and making certain that we provide a destination for healthcare professionals that are passionate about what they're doing and knowing that they're making a difference in the lives of others, we truly believe we will be well positioned. And then when you think of the investments that we’ve made in things like Naven Health and the relationships with technology providers at Alayacare and Wellsky and the Amedisys relationship with MetaLogix and ConnectRN, it is going to be a powerful way for us to continue to shape and change the healthcare ecosystem and make certain that we are at the leading edge of that participation and the transformation that will be underway.

Looking at the national platform and the footprint that this provides, it will be a powerful way for us to make certain that we are in the communities that we serve, that we have that presence at the local level, knowing that Healthcare is local and there are national programs and global ways that we can approach the products and services we provide. The ability for us to think about how to position as we move forward on a post close basis, to optimize the facilities to make certain that we as an organization are well positioned to meet the needs in the marketplace, this provides a substantial opportunity for us to really think differently about the model and how we can use this footprint to differentiate ourselves and create an advantage when we're working with our referral sources, when we're working with biopharma, when we're working with the payers and the ability for us to demonstrate scale and depth and experience and expertise.

Both organizations are committed to quality and patient satisfaction, and this is a great slide just to demonstrate all of the positive things that those organizations are bringing. As payers are looking for partners, the things that they always look for is making certain that it's cost effective, that they have broad access, that they have a view in making certain that the quality is at the highest standards and that their members are satisfied with the services that are being provided. And when you think about what this combination will bring and when you think about the powerful aspects of organizations that have always been focused on quality, always been focused around patient satisfaction and can continue to catapult and push that forward as being part of the value proposition that we will provide, this will be an incredible strength of the combined organization, and I believe would put us in a position even stronger in the conversations that we’re having with organizations that are looking for value based arrangements or different ways to approach the needs of patients and their members as we move forward.

As I said in my opening comments, you know as an organization there is a separation between the announcement that we made yesterday and when we can actually close the transaction. We are going to operate independently and separately until we get the approvals by shareholders and by authorities in order to move that ahead. We expect that to be in the second half of 2023 but until that time it is business as usual. We are complementary in the way that we operate our different models and therefore we have to make certain that we retain our focus on our patients, we retain our focus on our goals, we retain our focus on our commitment to each other to make certain that every moment of every day we are providing extraordinary care that changes lives in home infusion.

As we think about integration planning and how we'll move this forward, we will do this in a very disciplined way and we shouldn't be doing it at the local level, not until we are well down that path and once we are past the approval hurdles that are required so we will continue to operate independently and we will continue to operate our business we need to continue to deliver on the commitments that we made and that we're making and really drive around the priorities in the near term. But we will have a team that will start thinking about what is that integration planning and do it in a very disciplined way, much as we did with the Bioscrip merger with Option Care, how we would look at an organization to make certain that we are ready to hit the road quickly post closure, that we're being thoughtful around the way that we organize and that we have programs that are ready to go, that we are very disciplined in the way that we're focusing around opportunities in the marketplace and then we're communicating clearly and effectively to all of you and to all of the Amedisys team members so that everyone understands where we are in the process and then how we're going to take this to the next level.

I encourage you as we move forward to make certain that you're checking in with OCHO to understand that there are going to be a lot of questions and I'm sure there's a lot of questions that you have right now. We have at the bottom of the page a mailbox that has been set up for you to submit those questions and we will go through, we'll look for common themes, we'll make certain that we are updating the frequently asked questions, and providing insights on either OCHO and the information that we have there, but also as we get information back to leaders of the organization to make certain that they're communicating clearly and effectively so that everybody understands where we are in the process and understands their roles and responsibilities as we move forward.

As I started, I could not be more excited the leadership team that have been part of this process and spending time with the Amedisys team, it has been an incredible opportunity to learn more, to get even more excited, and to know the power that this combination can bring to the marketplace, to our key stakeholders, but I think most importantly, to the patients that we serve. So, with that, thank you for all that you are doing, let's keep the momentum of Option Care Health moving in the short term and driving that forward. Let's make certain that we are a partner of choice and live up to our promises on our end as the Amedisys team is doing the same, and we will continue to communicate clearly and practically around what the next steps are as they become available and making certain that we're all aligned around the transformative aspects that this combination can bring and the incredible opportunity that is going to create for all of us and for the patients that we serve.

Thank you for everything that you do for our patients, thank you for what you do in support of their families, thank you for all that you do in support of our team members and let's just keep going and keep driving. I couldn’t be more excited to bring this news to you and I cannot be more excited about what the future holds for all of us. Thank you everyone, have a great rest of your day.

No Offer or Solicitation

This communication relates to the proposed merger (the “proposed transaction”) between Option Care Health, Inc. (“Option Care Health”) and Amedisys, Inc. (“Amedisys”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, Option Care Health and Amedisys will file relevant materials with the United States Securities and Exchange Commission (the “SEC”), including an Option Care Health registration statement on Form S-4 that will include a joint proxy statement of Option Care Health and Amedisys that also constitutes a prospectus of Option Care Health, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Option Care Health and Amedisys. INVESTORS AND SECURITY HOLDERS OF OPTION CARE HEALTH AND Amedisys ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Option Care Health or Amedisys through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Option Care Health will be available free of charge on Option Care Health’s internet website at https://investors.optioncarehealth.com or by contacting Option Care Health’s investor relations department at investor.relations@optioncare.com. Copies of the documents filed with the SEC by Amedisys will be available free of charge on Amedisys’ internet website at https://investors.amedisys.com or by contacting Amedisys’ investor relations department at IR@amedisys.com.

Certain Information Regarding Participants

Option Care Health, Amedisys and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Option Care Health is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 7, 2023. Information about the directors and executive officers of Amedisys is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 27, 2023. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from the investor relations departments at Option Care Health or Amedisys as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include statements regarding the impact of the proposed transaction on Option Care Health’s and Amedisys’ business and the closing date for the proposed transaction.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on management’s current beliefs, expectations and assumptions regarding the future of Option Care Health’s and Amedisys’ business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of Option Care Health’s and Amedisys’ control. Option Care Health’s, Amedisys’ and the combined company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements as a result of various factors. These factors include, among other things, (1) the termination of or occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the inability to complete the proposed transaction on the anticipated terms and timetable, (2) the inability to complete the proposed transaction due to the failure to obtain approval of the stockholders of Option Care Health or Amedisys or to satisfy any other condition to closing in a timely manner or at all, or the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated, (3) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, the ability of the combined company to maintain relationships with its patients, payers and providers and retain its management and key employees, (4) the ability of the combined company to achieve the synergies contemplated by the proposed transaction or such synergies taking longer to realize than expected, (5) costs related to the proposed transaction, (6) the ability of the combined company to execute successfully its strategic plans, (7) the ability of the combined company to promptly and effectively integrate the Option Care Health and Amedisys businesses and (8) the diversion of management’s time and attention from ordinary course business operations to completion of the proposed transaction and integration matters. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere. Additional information concerning risks, uncertainties and assumptions can be found in Option Care Health’s and Amedisys’ respective filings with the SEC, including the risk factors discussed in Option Care Health’s and Amedisys’ most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

Any forward-looking statement made in this communication is based only on information currently available to Option Care Health and Amedisys and speaks only as of the date on which it is made. Option Care Health and Amedisys undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. You are cautioned not to rely on Option Care Health’s and Amedisys’ forward-looking statements.